UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Amarin Corporation PLC

(Name of Issuer)

American Depositary Shares representing Ordinary Shares, 50 pence par per share

(Title of Class of Securities)

023111206

(CUSIP Number)

Calendar Year 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	023111206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STICHTING PENSIOENFONDS ABP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Kingdom of Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

10,150,000*

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

10,150,000*

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,150,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98**%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

*Share calculation is based on the following: Reporting person beneficially owns 7,250,000 American Depositary Shares ("ADS", with each ADS representing one ordinary share) and currently exercisable warrants to purchase 3,625,000 ADS. However, the warrants contain provisions that restrict exercise to a maximum holding of 9.99% of outstanding ADS and may only be exercised in 50,000 lots. Therefore, the reporting person may be deemed to beneficially own a maximum of 10,150,000 ADS (7,250,000 outright and 2,900,000 through exercise of warrants).

**Based on 101,701,982 shares outstanding, calculated as follows: 98,801,982 shares as reported by issuer in its Annual Report on Form 20-F for the year ended December 31, 2009, plus 2,900,000 shares issuable upon exercise of above mentioned warrants.

Item 1.

(a)	Name of Issuer
Amarin Corporation Plc

(b)	Address of Issuer’s Principal Executive Offices
First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland

Item 2.

(a)	Name of Person Filing
Stichting Pensioenfonds ABP

(b)	Address of Principal Business Office or, if none, Residence
Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Kingdom of the Netherlands

(c)	Citizenship
The Kingdom of the Netherlands

(d)	Title of Class of Securities
American Depositary Shares representing Ordianry Shares, 50 pence par value per share

(e)	CUSIP Number
023111206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,150,000

(b)	Percent of class: 9.98

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 10,150,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 10,150,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stichting Pensioenfonds ABP

Date: November 30, 2010	By:	/s/ Leo Palmen
Name: Leo Palmen
Title: Authorized Signatory

Footnotes:
By signing above I certify that, to the best of my knowledge, the foreign regulatory scheme applicable to an employee benefit plan in the Netherlands is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S institution(s). I also undertake to furnish to the Commission staff, upon request, information that wouild otherwise be disclosed in a Schedule 13D.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)